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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                 __________________________________________

                                SCHEDULE 13D
                              (Amendment No. 7)

                  Under the Securities Exchange Act of 1934

                            GRUBB & ELLIS COMPANY
                              ________________
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                       ______________________________
                       (Title of Class of Securities)

                                 40009-51-0
                               ______________
                               (CUSIP Number)


                               Joe F. Hanauer
                              361 Forest Avenue
                       Laguna Beach, California  92651
                               (714) 494-2333

                _____________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 1, 1998
           _______________________________________________________
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

      Page 1 of 3 Pages

      There are no exhibits filed with this Amendment.


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                                  SCHEDULE 13d

CUSIP No.  40009-51-0
           ----------

1.   Name of Reporting Person
           Joe F. Hanauer

2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [ ]

3.   SEC Use Only

4.   Source of Funds
           OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

6.   Citizenship or Place of Organization
           United States

 Number of     7.   Sole Voting Power:         1,008,323 shares of Common Stock
 Shares
 Beneficially  8.   Shared Voting Power:       -0- shares of Common Stock
 Owned By
 Each          9.   Sole Dispositive Power     1,008,323 shares of Common Stock
 Reporting
 Person        10.  Shared Dispositive Power:  -0- shares of Common Stock
 With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           1,008,323

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

13.  Percent of Class Represented by Amount in Row (11)
           4.99%

14.  Type of Reporting Person
           IN





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     The sole purpose of this Amendment No. 7 is to report that (i) Joe F.
Hanauer's ownership of the Common Stock, par value $.01 per share (the "Common Stock"), of Grubb & Ellis Company, has fallen below five percent as the result of the issuance of additional shares of Common Stock by Grubb & Ellis Company and (ii) his obligation to file this Schedule 13D has therefore terminated. Mr. Hanauer's percentage beneficial ownership of the Common Stock was calculated assuming that the shares of Common Stock represented by certain warrants and stock options held by him (which are described in Amendment No. 6 dated December 11, 1996 to this Schedule 13D) were issued and outstanding.



                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1998

                                      By:   /s/ Joe F. Hanauer
                                          -----------------------
                                            Joe F. Hanauer












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